Exhibit 99.1

Global Ship Lease Announces New Senior Secured Loan Facility to Enable Refinancing of 2022 Notes

Refinancing of 9.875% Senior Secured Notes due 2022 expected to reduce annual debt service by up to $15 million, extends maturity to 2026, and simplifies covenants to materially improve flexibility

LONDON, January 8, 2021 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) announced today that it has agreed a new $236.2 million senior secured loan facility (the “New Facility”) with Hayfin Capital Management, LLP (“Hayfin”). Global Ship Lease intends to use the proceeds from the New Facility, along with cash on hand, to redeem in full the Company’s outstanding 9.875% First Priority Secured Notes due 2022 (the “2022 Notes”).

The New Facility matures in January 2026 and bears an interest rate of LIBOR + 7.00%, compared to a coupon of 9.875% on the 2022 Notes. Scheduled amortization under the New Facility is approximately $26 million annually, a reduction from amortization of $35 million annually under the 2022 Notes. Furthermore, amortization will be at par under the New Facility, rather than at 102 under the 2022 Notes.  Redemption of the 2022 Notes will, in accordance with the indenture, trigger conversion of the Series C Preferred Shares held by affiliates of Kelso & Company, into approximately 13 million common shares, increasing the number in issue to approximately 30.7 million; underlying ownership and economics are unchanged.

This press release does not constitute a notice of redemption for the 2022 Notes, which will be issued in accordance with the terms of the indenture governing the 2022 Notes.

George Youroukos, Executive Chairman of Global Ship Lease, commented, “Against a backdrop of the strongest container shipping industry fundamentals in many years, and having secured a number of charters at highly attractive rates, we are delighted to be able to proceed with refinancing our 2022 Notes while expanding our relationship with Hayfin. The refinancing reflects the extent to which we have materially strengthened Global Ship Lease’s financial position, fleet size and quality, and future prospects, and marks the fulfilment of yet another of our long-term strategic milestones. With less restrictive covenants, this refinancing will allow us to more fully develop the business and return a portion of GSL cashflows to shareholders. Global Ship Lease has never been in a stronger position to take advantage of the full range of exciting and accretive opportunities to maximize shareholder value as a leading owner of high-quality, in-demand containerships.”

Andreas Povlsen, Head of Maritime at Hayfin, commented, “Hayfin is pleased to continue its strong relationship with the management team and shareholders at GSL through this landmark refinancing of the 2022 Notes. Providing a sizeable one-stop solution to support the next step in GSL’s development shows what is possible in a short timeframe when both borrower and lender have a high level of trust and a long-term relationship focus."

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.4 years as at September 30, 2020. 25 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.
Adjusted to include all charters agreed, and ships acquired or divested, up to November 12, 2020, the average remaining term of the Company’s charters at September 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $688.9 million. Contracted revenue was $764.9 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.

Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission.  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

CONTACT:	Investor and Media Contact: The IGB Group Bryan Degnan 646-673-9701 or Leon Berman 212-477-8438

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